UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

99¢ ONLY STORES
(Name of Issuer)

Admentment No. 2

99¢ Only Stores
Number Holdings, Inc.
Number Merger Sub, Inc.
Ares Corporate Opportunities Fund III, L.P.
ACOF Management III, L.P.
ACOF Operating Manager III, LLC
Ares Management LLC
Ares Management Holdings LLC
Ares Holdings LLC
Ares Partners Management Company LLC
Canada Pension Plan Investment Board
David Gold and Sherry Gold, Co-Trustees of The Gold Revocable Trust Dated October 26, 2005
Howard Gold
Jeff Gold
Karen Schiffer
Eric Schiffer
(Name of Persons Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

65440K106
(CUSIP Number of Class of Securities)

99¢ Only Stores 4000 Union Pacific Avenue City of Commerce, CA 90023 Attn: Eric Schiffer, Chief Executive Officer Telephone: (323) 980-8145	Number Holdings, Inc. 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067 Attn: Michael Weiner Telephone: (310) 201-4100

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

copy to:

Munger, Tolles & Olson LLP 355 South Grand Avenue Suite 3500 Los Angeles, CA 90071-1560 Attn: Mary Ann Todd Telephone: (213) 683-9100 Telecopier: (213) 687-3702	Morrison & Foerster LLP 555 West Fifth Street Suite 3500 Los Angeles, CA 90013 Attn: Hillel T. Cohn Telephone: (213) 892-5200 Telecopier: (213) 892-5454	Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Suite 3400 Los Angeles, CA 90071 Attn: Michael V. Gisser Telephone: (213) 687-5000 Telecopier: (213) 687-5000	Proskauer Rose LLP 2049 Century Park East Suite 3200 Los Angeles, CA 90067 Attn: Michael Woronoff Telephone: (310) 284-4550 Telecopier: (310) 557-2193

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,571,056,178	$180,044

(1)
For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) 70,593,859 shares of common stock multiplied by the merger consideration of $22.00 per share; (B) 2,588,000 options to purchase shares of common stock multiplied by $3.56 per share (which is the difference between the merger consideration and the weighted average exercise price of $18.44 per share); and (C) $8,778,000, the amount expected to be paid to holders of restricted stock units and performance stock units ((A), (B) and (C) together, the “Transaction Valuation”).

(2)
The filing fee, calculated in accordance with Exchange Act Rule 0-11(c) and the Securities and Exchange Commission Fee Rate Advisory #3 for fiscal year 2012, was determined by multiplying the Transaction Valuation by .0001146.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $180,044

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: 99¢ Only Stores

Date Filed: October 27, 2011

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this Amendment No. 2 to “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): (a) 99¢ Only Stores, a California corporation (the “Company”) and issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Number Holdings, Inc., a Delaware corporation (“Parent”), (c) Number Merger Sub, Inc., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (d) Ares Partners Management Company, LLC, a Delaware limited liability company, (e) Ares Holdings LLC, a Delaware limited liability company, (f) Ares Management Holidings LLC, a Delaware limited liability company, (g) Ares Management LLC, a Delaware limited liability company, (h) ACOF Operating Manager III, LLC, a Delaware limited liability company, (i) ACOF Management III, L.P., a Delaware limited partnership, (j) Ares Corporate Opportunities Fund III, L.P., a Delaware limited partnership (“ACOF III”), (k) Canada Pension Plan Investment Board (“CPPIB”), a federal crown corporation incorporated pursuant to the Canada Pension Plan Investment Board Act 1997 (Canada), (l) David Gold and Sherry Gold as co-trustees of The Gold Revocable Trust dated October 26, 2005, (m) Howard Gold, (n) Jeff Gold, (o) Eric Schiffer, and (p) Karen Schiffer.

On October 11, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub. Parent and Merger Sub were formed by ACOF III and CPPIB. Pursuant to the Merger Agreement, Parent will acquire the Company through the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation after the Merger. If the merger is completed, each share of the Company’s common stock, no par value per share (the “Company common stock”), will be converted into the right to receive $22.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). The following shares of Company common stock will not be converted into the right to receive the Merger Consideration in connection with Merger: (a) shares owned by any of the Company’s shareholders who are entitled to and who properly exercise dissenters’ rights under California law, (b) shares owned by the Company, and (c) shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares to be contributed to Parent immediately prior to the completion of the merger by Eric Schiffer, the Company’s Chief Executive Officer, Jeff Gold, the Company’s President and Chief Operating Officer, Howard Gold, the Company’s Executive Vice President, Karen Schiffer, and David Gold and Sherry Gold as co-trustees of The Gold Revocable Trust dated October 26, 2005. David Gold is the Chairman of the Board of Directors of the Company. In addition, each outstanding stock option granted under the Company’s equity incentive plans that represents the right to acquire Company common stock, whether or not then vested and exercisable, will as of immediately prior to the effective time of the merger become fully vested and exercisable contingent on the closing of the merger and cancelled as of the effective time of the Merger. The holder of the stock option will be entitled to receive a cash payment for each share of Company common stock subject to such stock option, equal to the excess, if any, of (i) the Merger Consideration over (ii) the option exercise price payable in respect of such share of Company common stock issuable under such stock option, without interest and less any applicable withholding taxes. Further, each outstanding restricted stock unit and each performance stock unit granted under the Company’s equity incentive plans will be cancelled as of the effective time of the Merger. The holder of such restricted stock unit or performance stock unit will be entitled to receive a cash payment equal to the product of (i) the number of unforfeited shares of Company common stock subject to the restricted stock unit or performance stock unit, multiplied by (ii) the Merger Consideration, without interest and less any applicable withholding taxes.

Concurrently with the filing of this Amendment No. 2 to Schedule 13E-3, the Company is filing with the SEC a revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of the Company. At the special meeting, the shareholders of the Company will consider and vote upon a proposal to approve the Merger Agreement. The approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Company common stock. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Amendment No. 2 to Schedule 13E-3 shall have the meanings given to them in the Proxy Statement. The responses to each item in this Amendment No. 2 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all annexes thereto.

The filing of this Amendment No. 2 to Schedule 13E-3 shall not be construed as an admission by any of the filing persons, or by any affiliate of a filing person, that the Company is “controlled” by any other filing person. Parent, Merger Sub, the Ares Filing Persons and CPPIB are deemed to be “affiliates” of the Company within the meaning of Rule 13e-3 of the Exchange Act solely based upon the transactions identified in this Schedule 13E-3, and there is no other factual basis on which such persons would be deemed to be “affiliates” of the Company within the meaning of Rule 13e-3 of the Exchange Act.

The information contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement concerning the Company was supplied by the Company, and the information contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement concerning each filing person other than the Company was supplied by each such filing person.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

Item 2.	Subject Company Information.

	(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES TO THE MERGER—99¢ Only Stores”

	(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Record Date and Quorum” “IMPORTANT INFORMATION REGARDING THE COMPANY—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

	(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Common Stock and Dividend Information”

	(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE MERGER AGREEMENT—Conduct of Business Prior to Closing” “IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Common Stock and Dividend Information” “ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”

	(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”

Item 3.	Identity and Background of Filing Person.

	(a)	Name and Address. The Company is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”
“THE PARTIES TO THE MERGER”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”
“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB, THE ARES FILING PERSONS AND CPPIB”
“IMPORTANT INFORMATION REGARDING THE ROLLOVER INVESTORS”

	(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”
“THE PARTIES TO THE MERGER”
“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB, THE ARES FILING PERSONS AND CPPIB”
“IMPORTANT INFORMATION REGARDING THE ROLLOVER INVESTORS”

	(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”
“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB, THE ARES FILING PERSONS AND CPPIB”
“IMPORTANT INFORMATION REGARDING THE ROLLOVER INVESTORS”

Item 4.	Terms of the Transaction.

	(a)(1)	Tender Offers. Not applicable.

	(a)(2)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger for the Rollover Investors”
“SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, Merger Sub, the Ares Filing Persons and CPPIB”
“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”
“THE SPECIAL MEETING”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Golden Parachute Compensation”
“THE MERGER AGREEMENT—Treatment of Stock Options, Restricted Stock Units and Performance Stock Units”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Dissenters’ Rights” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING” “DISSENTERS’ RIGHTS” “ANNEX C—CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE”

	(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

	(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

	(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Golden Parachute Compensation”

	(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Merger”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Rollover Investors as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB as to the Fairness of the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Remedies; Limited Guarantees”
“SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“THE SPECIAL MEETING—Vote Required for Approval”
“THE SPECIAL MEETING—Voting Agreement”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Golden Parachute Compensation”
“THE SPECIAL MEETING—Vote Required for Approval”
“THE SPECIAL MEETING—Voting Agreement”
“THE MERGER AGREEMENT”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”
“WHERE YOU CAN FIND MORE INFORMATION”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 6.	Purposes of the Transaction and Plans or Proposals.

	(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Golden Parachute Compensation”
“THE MERGER AGREEMENT—Merger Consideration”
“THE MERGER AGREEMENT—Payment Procedures”
“THE MERGER AGREEMENT—Treatment of Stock Options, Restricted Stock Units and Performance Stock Units”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(c)(1)- (8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Golden Parachute Compensation”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 7.	Purposes, Alternatives, Reasons and Effects.

	(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger for the Rollover Investors”
“SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, Merger Sub, the Ares Filing Persons and CPPIB”
“SPECIAL FACTORS—Position of the Rollover Investors as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB as to the Fairness of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Golden Parachute Compensation”

	(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

	(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Financial Advisor to Our Special Committee and Board of Directors”
“SPECIAL FACTORS—Purpose and Reasons for the Merger for the Rollover Investors”
“SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, Merger Sub, the Ares Filing Persons and CPPIB”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“ANNEX B—OPINION OF LAZARD FRÈRES & CO. LLC”

	(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”
“SPECIAL FACTORS—Remedies; Limited Guarantees”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Golden Parachute Compensation”
“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
“THE MERGER AGREEMENT”
“DISSENTERS’ RIGHTS”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
“ANNEX C—CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE”

Item 8.	Fairness of the Transaction.

	(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Financial Advisor to Our Special Committee and Board of Directors”
“SPECIAL FACTORS—Position of the Rollover Investors as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB as to the Fairness of the Merger”
“ANNEX B—OPINION OF LAZARD FRÈRES & CO. LLC”

See also the presentations attached hereto as exhibits (c)(2) and (c)(3) and incorporated by reference herein, which were prepared by Lazard Frères & Co. LLC, the financial advisor to the special committee of the Board of Directors of the Company.

	(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Financial Advisor to Our Special Committee and Board of Directors”
“SPECIAL FACTORS—Position of the Rollover Investors as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB as to the Fairness of the Merger”
“ANNEX B—OPINION OF LAZARD FRÈRES & CO. LLC”

See also the presentations attached hereto as exhibits (c)(2) and (c)(3) and incorporated by reference herein, which were prepared by Lazard Frères & Co. LLC, the financial advisor to the special committee of the Board of Directors of the Company.

	(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“THE SPECIAL MEETING—Record Date and Quorum”
“THE SPECIAL MEETING—Vote Required for Approval”
“THE MERGER AGREEMENT—Effective Time”
“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Financial Advisor to Our Special Committee and Board of Directors”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Financial Advisor to Our Special Committee and Board of Directors”
“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”
“ANNEX B—OPINION OF LAZARD FRÈRES & CO. LLC”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of Our Special Committee and Board of Directors”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Rollover Investors as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB as to the Fairness of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Financial Advisor to Our Special Committee and Board of Directors”
“SPECIAL FACTORS—Presentations of Guggenheim Securities, LLC to the Gold/Schiffer Family”
“SPECIAL FACTORS—Position of the Rollover Investors as to the Fairness of the Merger”
“THE MERGER AGREEMENT—Representations and Warranties”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
“ANNEX B—OPINION OF LAZARD FRÈRES & CO. LLC”

See also the presentations attached hereto as exhibits (c)(2) and (c)(3) and incorporated by reference herein, which were prepared by Lazard Frères & Co. LLC, the financial advisor to the special committee of the Board of Directors of the Company, and the presentations attached hereto as (c)(4), (c)(5) and (c)(6) and incorporated by reference herein, which were prepared by Guggenheim Securities, LLC, the financial advisor to the Gold/Schiffer Family.

	(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices at 4000 Union Pacific Avenue, City of Commerce, California 90023, during regular business hours by any interested holder of Company common stock or any representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

	(a)-(d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Remedies; Limited Guarantees”
“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
“THE MERGER AGREEMENT”
“THE MERGER AGREEMENT—Termination of the Merger Agreement”
“THE MERGER AGREEMENT—Liability Cap and Limitation on Remedies”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 11.	Interest in Securities of the Subject Company.

	(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Golden Parachute Compensation”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

	(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Voting Agreement”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

Item 12.	The Solicitation or Recommendation.

	(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Golden Parachute Compensation”
“THE SPECIAL MEETING—Vote Required for Approval”
“THE SPECIAL MEETING—Voting Agreement”

	(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Rollover Investors as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB as to the Fairness of the Merger”
“THE MERGER AGREEMENT—Representations and Warranties”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 13.	Financial Statements.

	(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Certain Projections”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Selected Historical Financial Data”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Ratio of Earnings to Fixed Charges”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Book Value Per Share”
“WHERE YOU CAN FIND MORE INFORMATION”

	(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

	(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
“THE SPECIAL MEETING—Solicitation of Proxies”
“THE SPECIAL MEETING—Questions and Additional Information”

	(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Golden Parachute Compensation”
“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15.	Additional Information.

	(b)	Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Treatment of Stock Options, Restricted Stock Units and Performance Stock Units”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Golden Parachute Compensation”
“THE MERGER AGREEMENT—Treatment of Stock Options, Restricted Stock Units and Performance Stock Units”

	(c)	Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

	(a)(1)	Not applicable.

	(a)(2)(i)	Preliminary Proxy Statement of 99¢ Only Stores, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on December 6, 2011 (the “Proxy Statement”).

	(a)(2)(ii)	Preliminary Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

	(a)(2)(iii)	Preliminary Form of Letter to Shareholders, incorporated herein by reference to the Proxy Statement.

	(a)(2)(iv)	Preliminary Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)(3)(i)
Press Release issued by 99¢ Only Stores, dated October 11, 2011, incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 11, 2011.

(a)(3)(ii)
Internal Employee Announcement, dated October 11, 2011, incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 11, 2011.

(a)(3)(iii)
Employee Frequently Asked Questions About Going Private Transaction, incorporated by reference to the Current Report on Form 8-K filed by 99¢ Only Stores with the Securities and Exchange Commission on October 11, 2011.

(a)(4)	Not applicable.

(a)(5)	Current Report on Form 8-K filed by 99¢ Only Stores with the Securities and Exchange Commission on October 11, 2011, incorporated by reference.

(b)
Project Number Amended and Restated Credit Facilities Commitment Letter, dated October 31, 2011, incorporated by reference to Exhibit 11 of Amendment No. 1 to the Schedule 13D filed by Number Holdings, Inc. et. al. with the Securities and Exchange Commission on November 2, 2011.

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated October 11, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)
Preliminary Materials Prepared for Discussion, dated July 2011, provided to the Special Committee of the Board of Directors of 99¢ Only Stores by Lazard Frères & Co. LLC incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 27, 2011.

(c)(3)
Materials Prepared for Discussion, dated October 10, 2011, provided to the Special Committee of the Board of Directors of 99¢ Only Stores by Lazard Frères & Co. LLC incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 27, 2011.

(c)(4)
Project Noble Comparison of Bids, dated September 30, 2011, provided to the Gold/Schiffer Family by Guggenheim Securities, LLC incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 27, 2011.

(c)(5)
Project Noble Discussion Materials, dated October 3, 2011, provided to the Gold/Schiffer Family by Guggenheim Securities, LLC incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 27, 2011.

(c)(6)
Presentation Regarding Project Noble Analysis of Transaction Alternatives, dated October 5, 2011, provided to the Gold/Schiffer Family by Guggenheim Securities, LLC incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 27, 2011.

(d)(1)	Agreement and Plan of Merger among Number Holdings, Inc., Number Merger Sub, Inc. and 99 Cents Only Stores, dated October 11, 2011, incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)
Limited Guarantee, dated as of October 11, 2011, by Ares Corporate Opportunities Fund III, L.P. in favor of 99¢ Only Stores, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by 99¢ Only Stores with the Securities and Exchange Commission on October 11, 2011.

(d)(3)
Limited Guarantee, dated as of October 11, 2011, by the Canada Pension Plan Investment Board in favor of 99¢ Only Stores, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by 99¢ Only Stores with the Securities and Exchange Commission on October 11, 2011.

(d)(4)
Ares Sponsor Equity Commitment Letter, dated as of October 11, 2011, by and among Ares Corporate Opportunities Fund III, L.P. and Number Holdings, Inc., incorporated by reference to Exhibit 99.1 of Amendment No. 1 to the Schedule 13D filed by David Gold et al. with the Securities and Exchange Commission on October 12, 2011.

(d)(5)
CPPIB Sponsor Equity Commitment Letter, dated as of October 11, 2011, by and among Canada Pension Plan Investment Board and Number Holdings, Inc., incorporated by reference to Exhibit 99.2 of Amendment No. 1 to the Schedule 13D filed by David Gold et al. with the Securities and Exchange Commission on October 12, 2011.

(d)(6)
Voting Agreement, dated as of October 11, 2011, by and among Number Holdings, Inc., The Gold Revocable Trust Dated 10/26/2005, Howard Gold, Jeff Gold, Karen Schiffer, Eric Schiffer and Au Zone Investments #2, L.P., incorporated by reference to Exhibit 99.8 of Amendment No. 1 to the Schedule 13D filed by David Gold et al. with the Securities and Exchange Commission on October 12, 2011.

(d)(7)
Equity Rollover Letter, dated as of October 11, 2011, by and among Number Holdings, Inc., The Gold Revocable Trust Dated 10/26/2005, Howard Gold, Jeff Gold, Karen Schiffer and Eric Schiffer, incorporated by reference to Exhibit 99.3 of Amendment No. 1 to the  Schedule 13D filed by David Gold et al. with the Securities and Exchange Commission on October 12, 2011.

(d)(8)	Sponsor Side Letter, dated as of October 11, 2011, between Ares Corporate Opportunities Fund III, L.P. and Canada Pension Plan Investment Board, incorporated by reference to Exhibit 10 of the Schedule 13D filed by Number Holdings, Inc. et al. with the Securities and Exchange Commission on October 21, 2011.

(d)(9)	Form of Statutory Merger Agreement, incorporated herein by reference to Annex D of the Proxy Statement.

(e)	Not applicable.

(f)	Chapter 13 of the California Corporations Code, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

99¢ ONLY STORES

Date: December 6, 2011	By:	/s/ Eric Schiffer
	Name:	Eric Schiffer
	Title:	Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUMBER HOLDINGS, INC.

Date: December 6, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUMBER MERGER SUB, INC.

Date: December 6, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

	By:	ACOF Operating Manager III, LLC, Its Manager

Date: December 6, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACOF MANAGEMENT III, L.P.

Date: December 6, 2011	By:	ACOF Operating Manager III, LLC, Its General Partner

	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACOF OPERATING MANAGER III, LLC

Date: December 6, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES MANAGEMENT LLC

Date: December 6, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES MANAGEMENT HOLDINGS LLC

Date: December 6, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES HOLDINGS LLC

Date: December 6, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES PARTNERS MANAGEMENT COMPANY LLC

Date: December 6, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA PENSION PLAN INVESTMENT BOARD

Date: December 6, 2011	By:	/s/ André Bourbonnais
	Name:	André Bourbonnais
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GOLD REVOCABLE TRUST DATED OCTOBER 26, 2005

Date: December 6, 2011	By:	/s/ David Gold
	Name:	David Gold
	Title:	Co-Trustee

Date: December 6, 2011	By:	/s/ Sherry Gold
	Name:	Sherry Gold
	Title:	Co-Trustee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOWARD GOLD

Date: December 6, 2011	By:	/s/ Howard Gold

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JEFF GOLD

Date: December 6, 2011	By:	/s/ Jeff Gold

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAREN SCHIFFER

Date: December 6, 2011	By:	/s/ Karen Schiffer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERIC SCHIFFER

Date: December 6, 2011	By:	/s/ Eric Schiffer